                                                            June 14, 2011

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Response to Comments on Schedule 14A filing for the Wells Fargo Advantage Disciplined U.S. Core Fund and the Wells Fargo Advantage Index Fund (each, a “Fund” and together, the “Funds”)

Dear Ms. Stirling:

In response to your comments to the Registrant’s filing made on June 3, 2011 pursuant to Schedule 14A of the Securities Act of 1934 (accession no. 0000907244-11-000460), which you relayed to us in our telephone conversations on June 9, 2011 and June 14, 2011, please note that following responses:

Comment:      With respect to the information provided in Exhibit C – Composite Performance Information, you requested that we confirm supplementally that excluding any separate accounts with less than $1 million in assets from the Enhanced Large Core composite is not misleading to shareholders.

Response:       We have decided to remove this section from the proxy statement.

Comment:      With respect to the information provided in Exhibit C – Composite Performance Information, you requested that we include a statement that the method used to calculate the returns for the Enhanced Large Core composite is different from the standard method used to calculate returns for a mutual fund, as set forth in Item 26(b)(1) of Form N-1A.

Response:       We have decided to remove this section from the proxy statement.

Comment:      With respect to the information provided in Exhibit C – Composite Performance Information, you requested that we include all fees and expenses, including sales charges, when adjusting the returns shown for the Enhanced Large Core composite.

Response:       We have decided to remove this section from the proxy statement.

            *                      *                      *                      *                      *

We make the following representations to you:

            -the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we completed a preliminary Schedule 14A filing for the Fund pursuant to Schedule 14A of the Securities Act of 1934 on June 3, 2011, and we intend to complete the definitive Schedule 14A filing for the Fund under Schedule 14A of the Securities Act of 1934 on or about June 14, 2011. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes. This letter is intended to supercede the letter filed by the Registrant on July 13, 2011.

Please feel free to call me at (617) 210-3662 if you have any questions or comments in this matter.

Sincerely,

Brian J. Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC